UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

 New Frontier Health Corporation

(Name of Issuer)

Class A Shares
(Title of Class of Securities)

G6461G106
(CUSIP Number)

David S. Thomas, Esq.
Goldman Sachs & Co. LLC
200 West Street
New York, NY 10282
(212) 902-1000

With a copy to:

Mark H. Lucas, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,901,118 (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,901,118 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,901,118 (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.44%(2) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC-CO

(1)
This filing does not reflect any shares of  Ordinary Shares (as defined herein) that may be deemed to be beneficially owned by The Goldman Sachs Group, Inc. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and The Goldman Sachs Group, Inc. disclaims such membership.

(2)	Based 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021. (the “Reported Shares Outstanding”).

1	NAMES OF REPORTING PERSONS
Goldman Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC; AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,901,118 (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,901,118 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,901,118 (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.44%(4) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD-IA

(3)
This filing does not reflect any shares of Ordinary Shares (as defined herein) that may be deemed to be beneficially owned by Goldman Sachs & Co. LLC as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Goldman Sachs & Co. LLC disclaims such membership.

(4)	Based on Reported Shares Outstanding.

1	NAMES OF REPORTING PERSONS
WSCP VIII ESC Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒(5)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(5)
This filing does not reflect any shares of Ordinary Shares (as defined herein) that may be deemed to be beneficially owned by WSCP VIII ESC Advisors, L.L.C. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and WSCP VIII ESC Advisors, L.L.C. disclaims such membership.

1	NAMES OF REPORTING PERSONS
WSCP VIII Emp Onshore Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒(6)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(6)
This filing does not reflect any shares of Ordinary Shares (as defined herein) that may be deemed to be beneficially owned by WSCP VIII Emp Onshore Investments, L.P. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and WSCP VIII Emp Onshore Investments, L.P. disclaims such membership.

1	NAMES OF REPORTING PERSONS
WSCP VIII Emp Offshore Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒(7)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(7)
This filing does not reflect any shares of Ordinary Shares (as defined herein) that may be deemed to be beneficially owned by WSCP VIII Emp Offshore Investments, L.P. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and WSCP VIII Emp Offshore Investments, L.P. disclaims such membership.

1	NAMES OF REPORTING PERSONS
West Street Capital Partners VIII Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒(8)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(8)
This filing does not reflect any shares of Ordinary Shares (as defined herein) that may be deemed to be beneficially owned by West Street Capital Partners VIII Advisors, L.L.C. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and West Street Capital Partners VIII Advisors, L.L.C. disclaims such membership.

1	NAMES OF REPORTING PERSONS
West Street Capital Partners VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒(9)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(9)
This filing does not reflect any shares of Ordinary Shares (as defined herein) that may be deemed to be beneficially owned by West Street Capital Partners VIII, L.P. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and West Street Capital Partners VIII, L.P. disclaims such membership.

1	NAMES OF REPORTING PERSONS
West Street Capital Partners VIII - Parallel, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒(10)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(10)
This filing does not reflect any shares of Ordinary Shares (as defined herein) that may be deemed to be beneficially owned by West Street Capital Partners VIII - Parallel, L.P. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and West Street Capital Partners VIII - Parallel, L.P. disclaims such membership.

1	NAMES OF REPORTING PERSONS
West Street Capital Partners VIII Advisors, S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒(11)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(11)
This filing does not reflect any shares of Ordinary Shares (as defined herein) that may be deemed to be beneficially owned by West Street Capital Partners VIII Advisors, S.à r.l. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and West Street Capital Partners VIII Advisors, S.à r.l. disclaims such membership.

1	NAMES OF REPORTING PERSONS
WSCP VIII Offshore Investments, SLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒(12)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(12)
This filing does not reflect any shares of Ordinary Shares (as defined herein) that may be deemed to be beneficially owned by WSCP VIII Offshore Investments, SLP as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and WSCP VIII Offshore Investments, SLP disclaims such membership.

1	NAMES OF REPORTING PERSONS
Goldman Sachs Asia Strategic II Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒(13)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(13)
This filing does not reflect any shares of Ordinary Shares (as defined herein) that may be deemed to be beneficially owned by Goldman Sachs Asia Strategic II Pte. Ltd. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Goldman Sachs Asia Strategic II Pte. Ltd. disclaims such membership.

1	NAMES OF REPORTING PERSONS
West Street Private Markets 2021 Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒(14)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(14)
This filing does not reflect any shares of Ordinary Shares (as defined herein) that may be deemed to be beneficially owned by West Street Private Markets 2021 Advisors, L.L.C. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and West Street Private Markets 2021 Advisors, L.L.C. disclaims such membership.

1	NAMES OF REPORTING PERSONS
West Street Private Markets 2021, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒(15)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(15)
This filing does not reflect any shares of Ordinary Shares (as defined herein) that may be deemed to be beneficially owned by West Street Private Markets 2021, L.P. as a result of membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and West Street Private Markets 2021, L.P. disclaims such membership.

Item 1.  Security and Issuer.

This statement relates to shares of common stock, par value $0.0001 per share (the “Ordinary Shares”), of New Frontier Health Corporation, a Cayman Islands exempted company (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

Item 2.  Identity and Background.
(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:
i.	The Goldman Sachs Group, Inc., a Delaware corporation (“GS Group”);
ii.	Goldman Sachs & Co. LLC, a New York limited liability company (“Goldman Sachs”);
iii.	WSCP VIII ESC Advisors, L.L.C., a Delaware limited liability company (“WSCP Advisors”);
iv.	WSCP VIII Emp Onshore Investments, L.P., a Delaware limited partnership (“WSCP Onshore”);
v.	WSCP VIII Emp Offshore Investments, L.P., a Cayman Islands exempted limited partnership (“WSCP Offshore”);
vi.	West Street Capital Partners VIII Advisors, L.L.C., a Delaware limited liability company (“West Street Advisors”);
vii.	West Street Capital Partners VIII, L.P., a Delaware limited partnership (“West Street”);
viii.	West Street Capital Partners VIII - Parallel, L.P., a Delaware limited partnership (“West Street Parallel”);
ix.	West Street Capital Partners VIII Advisors, S.à r.l., a Luxembourg private limited company (“West Street SARL”);
x.	WSCP VIII Offshore Investments, SLP, a Luxembourg special limited partnership (“WSCP Offshore Investments”);
xi.	Goldman Sachs Asia Strategic II Pte. Ltd., a Singapore limited liability company (“GS Asia”);
xii.	West Street Private Markets 2021 Advisors, L.L.C., a Delaware limited liability company (“West Street Private Advisors”);
xiii.	West Street Private Markets 2021, L.P., a Delaware limited partnership (“West Street Private” and, together with the entities listed in (i) through (xii), the “Reporting Persons”).
Goldman Sachs is a subsidiary of GS Group. Goldman Sachs is the manager for WSCP Advisors and investment manager for WSCP Onshore, WSCP Offshore, West Street, West Street Parallel, WSCP Offshore Investments and West Street Private. WSCP Advisors is the general partner of WSCP Onshore and WSCP Offshore. West Street Advisors is the general partner of West Street and West Street Parallel. West Street SARL is the general partner of WSCP Offshore Investments. West Street Private Advisors is the general partner of West Street Private.
The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.1.
(b) The address of the principal business office of each of the Reporting Persons is 200 West Street New York, NY 10282-2198.
(c) GS Group is a bank holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm. Goldman Sachs is an investment banking firm and a member of the New York Stock Exchange and other national exchanges

WSCP Onshore, WSCP Offshore, West Street, West Street Parallel, WSCP Offshore Investments, GS Asia and West Street Private were formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.
WSCP Advisors is principally engaged in the business of being the general partner of WSCP Onshore and WSCP Offshore.
West Street Advisors is principally engaged in the business of being the general partner of West Street and West Street Parallel.
West Street SARL is principally engaged in the business of being the general partner of WSCP Offshore Investments.
West Street Private Advisors is principally engaged in the business of being the general partner of West Street Private.
The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Corporate Investment Committee of the Goldman Sachs Asset Management Division, which is responsible for making all investment decisions for WSCP Onshore, WSCP Offshore, West Street, West Street Parallel, WSCP Offshore Investments, GS Asia, and West Street Private on behalf of Goldman Sachs, are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of WSCP Advisors, West Street Advisors, West Street SARL and West Street Private Advisors are set forth in Schedule II-B hereto and are incorporated herein by reference.
(d)–(e) During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule I, Schedule II-A or Schedule II-B, hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law

Item 3.  Source or Amount of Funds or Other Consideration.

The description of the Merger Agreement (as defined below), the Debt Commitment Letter (as defined below), the Equity Commitment Letters (as defined below), the Limited Guarantees (as defined below), the Support Agreement (as defined below) and the Interim Investors Agreement (as defined below) are incorporated by reference in this Item 3.

Item 4.  Purpose of Transaction.

Merger Agreement

On August 4, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Unicorn II Holdings Limited (“HoldCo”), Unicorn II Parent Limited (“Parent”), a wholly owned subsidiary of HoldCo, and Unicorn II Merger Sub Limited (“Merger Sub”), a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer being the surviving company (the “Surviving Company”) and an indirect wholly-owned subsidiary of HoldCo.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share of the Issuer (each, a “Share”) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$12.00 in cash per Share without interest, and each warrant of the Issuer (each, a “Warrant”) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$2.70 in cash per Warrant without interest, except for (a) Shares held by HoldCo, Parent, Merger Sub, the Issuer or any of their respective subsidiaries, which will be cancelled and cease to exist without payment of any consideration or distribution from the Issuer therefor, (b) certain Shares and/or Warrants held by New Frontier Public Holding Ltd. (“NFPH”), Carnival Investments Limited, Max Rising International Limited, Ms. Roberta Lipson, Mr. Ying Zeng, Vivo Capital IX (Cayman), LLC, NF SPAC Holding Limited, Sun Hing Associates Limited, Nan Fung Group Holdings Limited, Brave Peak Limited, Aspex Master Fund, Aspex Management (HK) Limited, Mr. Ho Kei Li, Smart Scene Investment Limited, LY Holding Co., Limited, Strategic Healthcare Holding Limited, Advance Data Services Limited, Yunqi China Special Investment A, York Asian Opportunities Investments Master Fund, L.P., Smart Will Investments Limited and Fosun Industrial Co., Limited or their respective affiliates (each, a “Rollover Securityholder”), which will be cancelled and cease to exist without payment of any consideration or distribution from the Issuer therefor and (c) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to the laws of the Cayman Islands, which will be cancelled and cease to exist at the Effective Time and such shareholders will be entitled to receive only the payment of the fair value of such dissenting Shares held by them determined in accordance with the laws of the Cayman Islands. In addition, each Warrant for which the holder thereof has timely provided consent to a certain warrant amendment as provided under the Merger Agreement (the “Warrant Amendment”) and has not revoked such consent prior to the deadline established by the Issuer for the warrantholders to submit consents will be entitled to a consent fee of US$0.30 in cash per Warrant without interest, except for Warrants held by NFPH.

Pursuant to the Merger Agreement, at the Effective Time, (i) each option to purchase Shares (the “Company Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive, in accordance with an equity incentive plan to be established by HoldCo (the “HoldCo Share Plan”), an option to purchase the same number of ordinary shares of HoldCo (the “HoldCo Shares”) as the total number of Shares subject to such Company Option immediately prior to the Effective Time, at a per share exercise price equal to the applicable exercise price per Share underlying such Company Option and subject to substantially the same terms and conditions (including as to vesting) as applicable to such Company Option in effect immediately prior to the Effective Time; and (ii) each restricted share unit of the Issuer (the “Company RSU Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive, in accordance with the HoldCo Share Plan, one restricted stock unit to acquire the same number of HoldCo Shares as the total number of Shares subject to such Company RSU Award immediately prior to the Effective Time, subject to substantially the same terms and conditions (including as to vesting) as applicable to such Company RSU Award in effect immediately prior to the Effective Time.

The Merger, which is currently expected to close during the fourth quarter of 2021, is subject to customary closing conditions, including, among others, (i) that the Merger Agreement shall be authorized and approved by an affirmative vote of shareholders representing at least two-thirds of the Shares present and voting in person or by proxy at an extraordinary general meeting of the Issuer’s shareholders; (ii) that the Warrantholder Consent (as defined in the Merger Agreement) shall be obtained and the Warrant Amendment shall be entered into in accordance with the Merger Agreement and shall take effect no later than the Effective Time and (iii) that the aggregate amount of dissenting Shares shall be no more than 10% of the total outstanding Shares immediately prior to the Effective Time. If completed, the Merger will result in the Issuer becoming a privately-held company and its Shares will no longer be listed on the New York Stock Exchange.

Limited Guarantees and Equity Commitment Letters

Concurrently with the execution of the Merger Agreement, WSCP VIII Emp Onshore Investments, L.P., WSCP VIII Emp Offshore Investments, L.P., West Street Capital Partners VIII, L.P., West Street Capital Partners VIII - Parallel, L.P., WSCP VIII Offshore Investments, SLP, Goldman Sachs Asia Strategic II Pte. Ltd. and West Street Private Markets 2021, L.P. (collectively, the “GS Investing Entities”), along with certain other investors, entered into limited guarantees (collectively, the “Limited Guarantees”) in favor of the Issuer on equal date therewith, whereby such person(s) agreed to irrevocably and unconditionally guarantee their respective portion of HoldCo’s obligation to pay the Issuer the HoldCo Termination Fee (as defined in the Merger Agreement) and certain costs and expenses, if and as required pursuant to the terms of the Merger Agreement, as well as equity commitment letters (collectively, the “Equity Commitment Letters”) with such person(s) confirming its commitment to contribute to HoldCo cash in exchange for Holdco Shares for the purpose of funding the Merger consideration and fees and expenses incurred by HoldCo in connection with the transactions contemplated by the Merger Agreement.

Debt Commitment Letters

In connection with the Merger, Merger Sub entered into a debt commitment letter (the “CMB Debt Commitment Letter”) issued by China Merchant Bank Shanghai Branch (“CMB”) on June 25, 2021. Under the terms and subject to the conditions of CMB Debt Commitment Letter, CMB has committed to make available to Merger Sub a senior term loan facility in an aggregate commitment amount equal to the RMB equivalent of US$500,000,000.

In connection with the Merger, Merger Sub also entered into a debt commitment letter (the “SPDB Debt Commitment Letter” and, together with the CMB Debt Commitment Letter, the “Debt Commitment Letters”) issued by Shanghai Pudong Development Bank Co., Ltd. Putuo Sub-Branch (“SPDB”) on July 28, 2021. Under the terms and subject to the conditions of SPDB Debt Commitment Letter, SPDB has committed to make available to the Merger Sub a senior term loan facility in an aggregate commitment amount equal to the RMB equivalent of US$500,000,000.

The proceeds of the debt financing to be incurred pursuant to the Debt Commitment Letters are expected to be used to partially finance, amongst others, the consideration payable for the Merger and repayment of the existing facility of the Issuer.

Merger Sub only expects to borrow up to an aggregate of RMB equivalent of US$500,000,000 of senior secured term loans to finance, amongst others, the Merger. As such, Merger Sub expects to enter into a separate senior loan commitment letter or other agreements after the date hereof with CMB and/or SPDB reflecting this arrangement.

Support Agreement

Concurrently with the execution of the Merger Agreement, Holdco and each Rollover Securityholder entered into a support agreement dated August 4, 2021 (the “Support Agreement”). Pursuant to the Support Agreement, each Rollover Securityholder agreed (a) to vote in favor of the approval, adoption and authorization of the Merger Agreement and the approval of the Merger and any other transactions contemplated by the Merger Agreement, (b) to vote in favor of the approval and adoption of the Warrant Amendment and the approval of the transactions contemplated thereby, and (c) the Rollover Shares (as defined in the Support Agreement) and the Rollover Warrants (as defined in the Support Agreement) will be cancelled at the closing of the Merger in consideration for HoldCo Shares to be subscribed for by such Rollover Securityholder or their affiliates.

Interim Investors Agreement

In connection with the Merger, HoldCo, Parent, Merger Sub, NFPH, each Rollover Securityholder and additional Investors (as defined in the Interim Investors Agreement) who or whose affiliates delivered one or more Equity Commitment Letters entered into an interim investors agreement (the “Interim Investors Agreement”) in order to establish certain terms and conditions that will govern the actions of HoldCo, Parent and Merger Sub and the relationship among the Investors with respect to the Merger Agreement, the Equity Commitment Letters, the Limited Guarantees and the Support Agreement, and the transactions contemplated thereby.

The foregoing descriptions of the Merger Agreement, the Debt Commitment Letters, the Equity Commitment Letters, the Limited Guarantees and the Support Agreement and the Interim Investors Agreement (each a “Merger Document”, and collectively, the “Merger Documents”) do not purport to be complete and are qualified in their entirety by reference to the full text of each such Merger Document, and each of the Merger Agreement, the Debt Commitment Letters, the Support Agreement and the Interim Investors Agreement and the form of the Equity Commitment Letter and the Limited Guarantee is filed as an exhibit to Schedule 13D filed by certain reporting persons on August 6, 2021 and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Merger Documents, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In connection with the Merger, the Reporting Persons may engage in discussions with management, the Board of Directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including the Merger, changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer. There can be no assurance, however, that any proposed transaction would receive the requisite approvals from the respective governing bodies and shareholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.  Interest in Securities of the Issuer.
(a) As of August 4, 2021, GS Group and Goldman Sachs may be deemed to beneficially own 1,901,118 shares of Ordinary Shares, which were acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. Such 1,901,118 shares of Ordinary Shares constitute approximately 1.44% of the outstanding shares of Ordinary Shares, based on the Reported Shares Outstanding.
The aggregate shares of Ordinary Shares described above does not include shares of Ordinary Shares beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Exchange Act of 1934 in which GS Group, Goldman Sachs, or any of the Reporting Persons may be deemed a member. Other than as described in the following paragraph, the GS Investing Entities do not beneficially own any securities of the Issuer.

As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, with, among others, Unicorn II Holdings Limited, Unicorn II Parent Limited, Unicorn II Merger Sub Limited, New Frontier Public Holding Ltd., and each of the Persons set forth in Schedule I to the Interim Investors Agreement. The Reporting Persons do not have affirmative information about any shares that may be beneficially owned by such other persons, other than the Ordinary Shares disclaimed in Schedule 13D filed by certain reporting persons on August 6, 2021. Each Reporting Person hereby disclaims membership in any “group” with any person and disclaims beneficial ownership of any shares of Ordinary Shares that may be or are beneficially owned by, among others, Unicorn II Holdings Limited, Unicorn II Parent Limited, Unicorn II Merger Sub Limited, New Frontier Public Holding Ltd., and each of the Persons set forth in Schedule I to the Interim Investors Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any shares of Ordinary Shares beneficially owned by Unicorn II Holdings Limited, Unicorn II Parent Limited, Unicorn II Merger Sub Limited, New Frontier Public Holding Ltd., and each of the Persons set forth in Schedule I to the Interim Investors Agreement for purposes of Section 13(d) of the Exchange Act or for any other purpose, or that Unicorn II Holdings Limited, Unicorn II Parent Limited, Unicorn II Merger Sub Limited, New Frontier Public Holding Ltd., and each of the Persons set forth in Schedule I to the Interim Investors Agreement.
The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.
In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have investment discretion, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.
(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Ordinary Shares beneficially owned by such Reporting Person as indicated herein.
(c) Schedule IV sets forth transactions in the Ordinary Shares which were effected from June 13, 2021 through August 13, 2021, all of which were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. The transactions in the Ordinary Shares described in Schedule IV were effected on the New York Stock Exchange, other national security exchanges or the over-the-counter market.
Except as set forth in Schedule IV hereto, no transactions in the Ordinary Shares were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I Schedule II-A and Schedule II-B, hereto, from June 13, 2021 through August 13, 2021.
(d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, shares of Ordinary Shares, if any, held in managed accounts, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Ordinary Shares.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Goldman Sachs or another subsidiary of GS Group (collectively, “GS”) may, from time to time, in the ordinary course of business, including as a broker, dealer, bank or investment advisor, (i) be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give GS direct or indirect voting, investment or dispositive power over, securities of the Issuer (the “Contracts”), and/or (ii) buy, sell and/or hold securities of the Issuer, which, in each of (i) and (ii), may be significant in amount. The profit, loss and/or return on such Contracts and transactions may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing. Accordingly, GS disclaims any beneficial ownership in the securities that may be referenced in such Contracts and transactions.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description

1
Agreement and Plan of Merger, dated as of August 4, 2021, by and among Unicorn II Holdings Limited, Unicorn II Parent Limited, Unicorn II Merger Sub Limited, and New Frontier Health Corporation (incorporated by reference to Exhibit 99.1 of Schedule 13D filed by certain reporting persons on August 6, 2021).

2
Form Limited Guarantee, dated August 4, 2021, by certain persons in favor of the Issuer (incorporated by reference to Exhibit 99.2 of Schedule 13D filed by certain reporting persons on August 6, 2021).

3
Form Equity Commitment Letter, dated August 4, 2021, by certain persons in favor of Unicorn II Holdings Limited (incorporated by reference to Exhibit 99.3 of Schedule 13D filed by certain reporting persons on August 6, 2021).

4
Debt Commitment Letter, dated June 25, 2021, by and among Unicorn II Merger Sub Limited and China Merchant Bank Shanghai Branch (incorporated by reference to Exhibit 99.4 of Schedule 13D filed by certain reporting persons on August 6, 2021).

5
Debt Commitment Letter, dated July 28, 2021, by and among Unicorn II Merger Sub Limited and Shanghai Pudong Development Bank Co., Ltd. Putuo Sub-Branch (incorporated by reference to Exhibit 99.5 of Schedule 13D filed by certain reporting persons on August 6, 2021).

6
Support Agreement, dated August 4, 2021, by and among Unicorn II Holdings Limited and each Rollover Securityholder (incorporated by reference to Exhibit 99.6 of Schedule 13D filed by certain reporting persons on August 6, 2021).

7
Interim Investors Agreement, dated August 4, 2021, by and among Unicorn II Holdings Limited, Unicorn II Parent Limited, Unicorn II Merger Sub Limited, New Frontier Public Holding Ltd., each Rollover Securityholder and certain additional Investors as listed therein (incorporated by reference to Exhibit 99.7 of Schedule 13D filed by certain reporting persons on August 6, 2021).

99.1	Joint Filing Agreement (filed herewith).

99.2	Power of Attorney, relating to The Goldman Sachs Group, Inc. (filed herewith).

99.3	Power of Attorney, relating to Goldman Sachs & Co. LLC (filed herewith).

99.4	Power of Attorney, relating to WSCP VIII ESC Advisors, L.L.C. (filed herewith).

99.5	Power of Attorney, relating to WSCP VIII Emp Offshore Investments, L.P. (filed herewith).

99.6	Power of Attorney, relating to West Street Capital Partners VIII Advisors, L.L.C. (filed herewith).

99.7	Power of Attorney, relating to West Street Capital Partners VIII, L.P. (filed herewith).

99.8	Power of Attorney, relating to West Street Capital Partners VIII - Parallel, L.P. (filed herewith).

99.9	Power of Attorney, relating to West Street Capital Partners VIII Advisors, S.à r.l. (filed herewith).

99.10	Power of Attorney, relating to WSCP VIII Offshore Investments, SLP (filed herewith).

99.11	Power of Attorney, relating to Goldman Sachs Asia Strategic II Pte. Ltd. (filed herewith).

99.12	Power of Attorney, relating to West Street Private Markets 2021 Advisors, L.L.C. (filed herewith).

99.13	Power of Attorney, relating to West Street Private Markets 2021, L.P. (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2021

The Goldman Sachs Group, Inc.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

Goldman Sachs & Co. LLC

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSCP VIII ESC Advisors, L.L.C.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSCP VIII Emp Onshore Investments, L.P.
By: WSCP VIII ESC Advisors, L.L.C., its General Partner

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSCP VIII Emp Offshore Investments, L.P.
By: WSCP VIII ESC Advisors, L.L.C., its General Partner

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Capital Partners VIII Advisors, L.L.C.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Capital Partners VIII, L.P.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Capital Partners VIII - Parallel, L.P.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Capital Partners VIII Advisors, S.à r.l.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSCP VIII Offshore Investments, SLP
By: West Street Capital Partners VIII Advisors, S.à r.l., its General Partner

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

Goldman Sachs Asia Strategic II Pte. Ltd.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Private Markets 2021 Advisors, L.L.C.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Private Markets 2021, L.P.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

SCHEDULE I

The name of each director and executive officer of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Laurence Stein, who is a citizen of South Africa, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Drew G. Faust	Professor and Former President of Harvard University
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
Sheara J. Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.
Beth M. Hammack	Global Treasurer of The Goldman Sachs Group, Inc.
Kimberley D. Harris	Executive Vice President of Comcast Corporation; Executive Vice President and General Counsel of NBCUniversal
Ellen J. Kullman	President and Chief Executive Officer of Carbon, Inc.; Former Chair and Chief Executive Officer of E.I. du Pont de Nemours and Company
Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.
Kathryn Ruemmler	Executive Vice President and Chief Legal Officer And General Counsel of The Goldman Sachs Group, Inc.
Stephen M. Scherr	Chief Financial Officer of The Goldman Sachs Group, Inc.
Laurence Stein	Chief Administrative Officer of The Goldman Sachs Group, Inc.
Jan E. Tighe	Former Vice Admiral, United States Navy
Jessica R. Uhl	Chief Financial Officer Royal Dutch Shell plc
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
Mark O. Winkelman	Private Investor

SCHEDULE II-A

The name and principal occupation of each member of the Goldman Sachs Asset Management Corporate Investment Committee, which exercises the authority of Goldman Sachs & Co. LLC in managing WSCP Onshore, WSCP Offshore, West Street, West Street Parallel, WSCP Offshore Investments, GS Asia and West Street Private.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of Joe DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104.  The business address of each of Michael Bruun, James Reynolds, Michele Titi-Cappelli and Jose Barreto is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui and Michael Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.

All members listed below are United States citizens, except as follows: Stephanie Hui and Julian Salisbury are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Nicole Agnew, Chris Kojima and Gregory Olafson are citizens of Canada; Michele Titi-Cappelli is a citizen of Italy and Michael Hui is a citizen of the People’s Republic of China (Hong Kong permanent resident); Jose Barreto is a citizen of Portugal; and Michael Bruun is a citizen of Denmark.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Michael Bruun	Managing Director of Goldman Sachs International
Thomas G. Connolly	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Managing Director of Goldman Sachs & Co. LLC
Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman Sachs International
David Thomas	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Managing Director of Goldman Sachs International
Laurie Schmidt	Managing Director of Goldman Sachs & Co. LLC
Milton Millman	Managing Director of Goldman Sachs & Co. LLC
Julian Salisbury	Managing Director of Goldman Sachs & Co. LLC
Chris Kojima	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Managing Director of Goldman Sachs & Co. LLC
Danielle Natoli	Managing Director of Goldman Sachs & Co. LLC
Carmine Venezia	Managing Director of Goldman Sachs & Co. LLC
Thomas McAndrew	Managing Director of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Managing Director of Goldman Sachs & Co. LLC
Michael Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Jose Baretto	Managing Director of Goldman Sachs International
Leonard Seevers	Managing Director of Goldman Sachs & Co. LLC
Gregory Olafson	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE II-B
The name, position and present principal occupation of each executive officer and director of (i) WSCP Advisors, the sole general partner of WSCP Onshore and WSCP Offshore, (ii) West Street Advisors, the sole general partner of West Street and West Street Parallel, (iii) West Street SARL, the sole general partner of WSCP Offshore Investments, and (iv) West Street Private Advisors, the sole general partner of West Street Private, are set forth below.
The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, James H. Reynolds, Matteo Botto Poala, Michael Bruun, Mike Ebeling, Michele Titi-Cappelli, Maximilliano Ramirez-Espain, Tim Campbell and Emilie Railhac is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui, Michael Hui and Jay Hyun Lee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and David Campbell is 555 California Street, San Francisco, CA 94104. The business address of each of Clayton Wilmer and Daniel Farrar is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of each of Xiang Fan and Bin Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The business address of Johanna Volpi is 30 Hudson Street, Jersey City, NJ 07302. The business address of Cristiano Camargo is Rua Leopoldo Couto Magalhaes Junior 700, 16 andar, Itaimi Bibi, 04542-000 Sao Paulo-SP, Brazil. The business address of each of Sean Kelly, Kristopher Musselman, Scott Huff and Daniel Grugan is 4001 Kennett Pike, Suite 302, Wilmington, DE 19807. The business address of Jason Sneah is Boundary Hall, Cricket Square, PO Box 1093, Grand Cayman KY1-1102, Cayman Islands. The business address of each of Stephane Lachance, Constanze Schmidt and Paul Brogan is 12E, rue Guillaume Kroll, L-1882, Luxembourg.
All executive officers listed below are United States citizens, except as follows: James H. Reynolds, Emilie Railhac and Cedric Lucas are citizens of France; Adrian M. Jones is a citizen of Ireland; Mike Ebeling is a citizen of Germany; Anthony Arnold, Tim Campbell, and Stephanie Hui are citizens of the United Kingdom; Philippe Camu is a citizen of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Maximilliano Ramirez-Espain is a citizen of Spain, Michael Bruun is a citizen of Denmark; Harsh Nanda is a citizen of India; David Campbell is a citizen of Australia; Nicole Agnew is a citizen of Canada; Cristiano Camargo is a citizen of Brazil; Xiang Fan is a citizen of the People’s Republic of China; Michael Hui and Bin Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident); and Jay Hyun Lee is a citizen of the Republic of Korea.
All directors listed below are United States citizens, except as follows: Jason Sneah and Stephane Lachance are citizens of Canada; Constanze Schmidt is a citizen of Germany; and Paul Brogan is a citizen of Ireland.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC
Philippe Camu	Vice President	Managing Director of Goldman Sachs International
Thomas G. Connolly	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kirsten Anthony	Vice President	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC
Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Michael Bruun	Vice President	Managing Director of Goldman Sachs International
Cristiano Camargo	Vice President	Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A.
David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC
Tim Campbell	Vice President	Managing Director of Goldman Sachs International
David Castelblanco	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mike Ebeling	Vice President	Managing Director of Goldman Sachs International
Xiang Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Charles H. Gailliot	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jay Hyun Lee	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC
Emilie Railhac	Vice President	Managing Director of Goldman Sachs International
Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC
Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC
Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC
Bin Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Maximilliano Ramirez-Espain	Vice President	Managing Director of Goldman Sachs International
Laurie E. Schmidt	Vice President and Treasurer	Managing Director of Goldman Sachs & Co. LLC
Susan Hodgkinson	Vice President and Secretary	Managing Director of Goldman Sachs & Co. LLC
William Y Eng	Vice President	Vice President of Goldman Sachs & Co. LLC
Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC
Clayton Wilmer	Vice President	Vice President of Goldman Sachs & Co. LLC
Carey Ziegler	Vice President	Vice President of Goldman Sachs & Co. LLC
David Thomas	Vice President, Assistant Secretary & General Counsel	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Johanna Volpi	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Daniel Farrar	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Michael J. Perloff	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kirsten Frivold Imohiosen	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Alex Chi	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Vice President	Managing Director of Goldman Sachs & Co. LLC
Omar Chaudhary	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Chen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Cedric Lucas	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kerri Bagnaturo	Vice President	Vice President of Goldman Sachs & Co. LLC
Jason Sneah	Director	Vice President of Maples Fiduciary Services (Cayman) Limited
Sean Kelly	Director	Vice President of Maples Fiduciary Services (Delaware) Inc.
Kristopher Musselman	Director	Vice President of Maples Fiduciary Services (Delaware) Inc.
Scott Huff	Director	Senior Vice President of Maples Fiduciary Services (Delaware) Inc.
Daniel Grugan	Director	Senior Vice President of Maples Fiduciary Services (Delaware) Inc.
Stephane Lachance	Director	Senior Vice President of MaplesFS (Luxembourg) S.A.
Constanze Schmidt	Director	Senior Vice President of MaplesFS (Luxembourg) S.A.
Paul Brogan	Director	Vice President of MaplesFS (Luxembourg) S.A.

SCHEDULE III
The U.S. Securities and Exchange Commission (the “SEC”) has alleged that Goldman Sachs & Co. LLC (“Goldman Sachs”) violated Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by improperly relying on Goldman Sachs’s automated locate function in the order management system without having confirmed the availability of the securities to be located. In addition, the SEC alleged that Goldman Sachs employees did not provide sufficient and accurate information with respect to these locates in Goldman Sachs’s locate log, which must reflect the basis upon which Goldman Sachs provided the locates. The SEC alleged that Goldman Sachs willfully violated Rule 203(b)(1) of Regulation SHO and Section 17(a) of the Exchange Act. Without admitting or denying the violations, Goldman Sachs consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (Release No. 34-76899, Jan. 14, 2016). Pursuant to the Order, Goldman Sachs must cease and desist from committing or causing any violations and any future violations of Rule 203(b)(1) of Regulation SHO, and any violations and any future violations of Section 17(a) of the Exchange Act and Rule 203(b)(1)(iii) thereunder relating to short sale locate records. Also pursuant to the Order, Goldman Sachs was censured and paid a civil money penalty in the amount of $15,000,000 on January 20, 2016. The SEC stated that, in determining to accept Goldman Sachs’s offer of settlement, it considered certain remedial acts taken by Goldman Sachs.

On October 22, 2020, The Goldman Sachs Group, Inc. (“GS Group”) entered into an order instituting cease and desist proceedings with the SEC, which alleged GS Group failed to reasonably maintain a sufficient system of internal accounting controls between 2012 and 2015 with respect to the process by which it reviewed and approved the commitment of firm capital in large, significant and complex transitions, such as the three bond offerings for 1Malaysia Development Berhad (“1MBD”), and that documentation prepared in connection with the 1MDB transactions did not accurately reflect certain aspects of the bond offerings, including the involvement of a third party intermediary in the offerings. GS Group has agreed to pay a civil money penalty in the amount of $400,000,000 and disgorgement of $606,300,000.

SCHEDULE IV

Trade Date	Quantity	Buy (B)/Sell (S)	Executed Price
7/7/21	11.00	B	11.23
8/9/21	100.00	B	11.18
7/28/21	-100.00	S	10.48
8/13/21	-1.00	S	11.23
7/23/21	-7.00	S	11.11
7/14/21	100.00	B	11.10
8/5/21	100.00	B	11.15
6/18/21	2031.00	B	11.14
7/13/21	-100.00	S	11.09
8/10/21	200.00	B	11.22
6/24/21	-100.00	S	11.12
7/13/21	-7.00	S	11.06
8/9/21	100.00	B	11.18
7/22/21	100.00	B	11.18
6/30/21	1300.00	B	11.19
8/13/21	100.00	B	11.22
6/25/21	-5.00	S	11.23
6/25/21	-10877.00	S	11.19
7/7/21	11.00	B	11.20
7/28/21	-5.00	S	10.52
8/10/21	90.00	B	11.22
6/23/21	-20.00	S	11.12
7/12/21	500.00	B	11.05
6/17/21	25.00	B	11.19
6/24/21	-100.00	S	11.13
7/27/21	-300.00	S	10.13
7/19/21	100.00	B	11.08
7/22/21	100.00	B	11.09
7/13/21	-500.00	S	11.05
7/28/21	-100.00	S	10.51
7/29/21	-71.00	S	10.42
7/26/21	-800.00	S	10.97
8/9/21	-5095.00	S	11.18
6/30/21	4.00	B	11.17
6/22/21	-38.00	S	11.13
8/10/21	300.00	B	11.22
6/21/21	-61.00	S	11.11
7/13/21	-200.00	S	11.10
6/25/21	-100.00	S	11.24
6/17/21	100.00	B	11.20
6/24/21	-100.00	S	11.12
6/25/21	-100.00	S	11.21
7/26/21	-100.00	S	11.00
7/13/21	-1692.00	S	11.09
6/16/21	-200.00	S	11.27
7/28/21	-5.00	S	10.52
8/9/21	1.00	B	11.18
7/27/21	-700.00	S	10.58
7/26/21	-1.00	S	10.92
6/25/21	-200.00	S	11.19
6/25/21	-5.00	S	11.21
7/7/21	30.00	B	11.28
7/13/21	-88.00	S	11.09
7/26/21	-94.00	S	10.95
7/22/21	100.00	B	11.15
7/26/21	-2.00	S	10.86
6/22/21	-5013.00	S	11.12
8/11/21	903.00	B	11.22
7/16/21	100.00	B	11.11
8/4/21	-56400.00	S	11.19
8/11/21	400.00	B	11.22
7/16/21	800.00	B	11.11
7/22/21	100.00	B	11.12
7/13/21	-100.00	S	11.05
7/29/21	-24.00	S	10.42
7/27/21	-554.00	S	10.15
6/25/21	-100.00	S	11.24
8/6/21	8.00	B	11.18
6/17/21	25.00	B	11.19
7/16/21	1.00	B	11.16
8/11/21	699.00	B	11.22
7/7/21	10678.00	B	11.23
6/22/21	-37.00	S	11.13
7/14/21	8.00	B	11.07
7/22/21	100.00	B	11.08
7/26/21	-100.00	S	11.02
6/24/21	6348.00	B	11.11
7/19/21	24.00	B	11.08
7/12/21	-7488.00	S	11.10
8/11/21	49.00	B	11.21
7/26/21	-143.00	S	10.86
6/25/21	-100.00	S	11.21
8/9/21	4.00	B	11.19
8/13/21	8.00	B	11.22
7/9/21	-5.00	S	11.14
7/14/21	-3.00	S	11.06
7/13/21	-100.00	S	11.09
8/11/21	1910.00	B	11.22
7/8/21	-471.00	S	11.15
6/23/21	-1918.00	S	11.11
8/4/21	56400.00	B	11.19
6/22/21	-6.00	S	11.12
8/4/21	-100.00	S	11.15
7/6/21	-4141.00	S	11.29
8/6/21	10.00	B	11.17
7/26/21	-2.00	S	10.96
7/22/21	200.00	B	11.10
6/30/21	-100.00	S	11.26
6/25/21	-100.00	S	11.25
6/24/21	-15.00	S	11.10
7/21/21	-3.00	S	11.10
7/13/21	-143.00	S	11.09
7/6/21	100.00	B	11.31
6/22/21	-100.00	S	11.13
6/24/21	-3.00	S	11.11
8/9/21	1.00	B	11.18
7/7/21	52.00	B	11.20
7/26/21	8106.00	B	10.93
8/5/21	7.00	B	11.17
7/12/21	2.00	B	11.05
6/22/21	-93.00	S	11.11
7/2/21	5676.00	B	11.29
6/30/21	100.00	B	11.26
7/13/21	-200.00	S	11.10
7/7/21	200.00	B	11.22
7/7/21	400.00	B	11.20
8/10/21	-1.00	S	11.23
6/21/21	-1800.00	S	11.11
6/17/21	41.00	B	11.19
6/28/21	-14.00	S	11.19
8/10/21	1.00	B	11.23
7/6/21	100.00	B	11.31
8/9/21	300.00	B	11.18
8/9/21	5095.00	B	11.18
7/28/21	-100.00	S	10.53
7/1/21	2.00	B	11.26
7/6/21	35.00	B	11.30
7/22/21	11.00	B	11.09
7/29/21	-76.00	S	10.42
7/16/21	-3.00	S	11.10
7/28/21	-100.00	S	10.53
7/19/21	100.00	B	11.05
7/7/21	100.00	B	11.22
7/26/21	-5.00	S	10.87
8/13/21	-208.00	S	11.23
7/26/21	-112.00	S	10.86
7/13/21	-900.00	S	11.05
6/18/21	-1007.00	S	11.14
7/28/21	-16.00	S	10.50
6/25/21	-8.00	S	11.24
6/25/21	-100.00	S	11.26
8/9/21	200.00	B	11.18
6/25/21	-100.00	S	11.18
7/16/21	-3.00	S	11.11
7/19/21	173.00	B	11.09
8/9/21	100.00	B	11.18
6/25/21	-100.00	S	11.22
6/18/21	-99.00	S	11.15
6/25/21	-300.00	S	11.23
6/24/21	-60.00	S	11.11
8/6/21	-191.00	S	11.19
6/25/21	-1000.00	S	11.22
6/28/21	1.00	B	11.19
6/22/21	-44.00	S	11.12
6/25/21	-100.00	S	11.23
7/28/21	-100.00	S	10.52
7/13/21	-300.00	S	11.10
7/13/21	-100.00	S	11.09
7/27/21	-10.00	S	10.78
7/22/21	12.00	B	11.09
8/9/21	100.00	B	11.18
8/9/21	94.00	B	11.18
8/5/21	5.00	B	11.12
7/26/21	3.00	B	10.91
6/17/21	7.00	B	11.18
8/11/21	9807.00	B	11.22
8/9/21	-4.00	S	11.19
8/12/21	-2.00	S	11.22
6/25/21	-100.00	S	11.20
6/24/21	-1747.00	S	11.11
6/24/21	1747.00	B	11.11
8/13/21	100.00	B	11.22
8/11/21	200.00	B	11.22
7/30/21	4.00	B	10.45
7/21/21	700.00	B	11.17
6/25/21	-100.00	S	11.25
7/7/21	4163.00	B	11.22
8/5/21	100.00	B	11.17
7/22/21	100.00	B	11.09
7/28/21	-27.00	S	10.52
6/23/21	-100.00	S	11.11
7/27/21	-100.00	S	10.76
7/27/21	-5.00	S	10.63
7/8/21	2.00	B	11.14
7/27/21	-500.00	S	10.14
8/13/21	-3255.00	S	11.22
8/13/21	300.00	B	11.22
7/7/21	6.00	B	11.28
7/7/21	6.00	B	11.28
7/16/21	300.00	B	11.11
7/12/21	7554.00	B	11.10
7/14/21	8.00	B	11.07
7/22/21	300.00	B	11.09
7/27/21	-100.00	S	10.73
7/7/21	4.00	B	11.24
7/19/21	100.00	B	11.08
7/22/21	100.00	B	11.09
7/26/21	-10.00	S	10.88
7/16/21	3.00	B	11.11
7/19/21	5.00	B	11.10
7/27/21	-99.00	S	10.07
7/13/21	-12.00	S	11.09
8/11/21	2.00	B	11.24
7/26/21	-3.00	S	10.91
8/3/21	-9.00	S	10.88
7/28/21	-5.00	S	10.53
6/25/21	-100.00	S	11.23
7/22/21	6.00	B	11.09
6/25/21	-11290.00	S	11.20
7/22/21	10.00	B	11.09
8/9/21	400.00	B	11.19
8/13/21	192.00	B	11.22
7/26/21	-200.00	S	10.89
7/7/21	-102.00	S	11.23
7/8/21	200.00	B	11.17
6/22/21	-38.00	S	11.13
6/25/21	10877.00	B	11.19
7/6/21	200.00	B	11.31
7/26/21	-300.00	S	10.87
7/19/21	-594.00	S	11.09
7/27/21	-100.00	S	10.76
6/17/21	97.00	B	11.19
7/6/21	100.00	B	11.29
7/22/21	42.00	B	11.08
6/23/21	-181.00	S	11.12
8/13/21	100.00	B	11.22
6/25/21	-100.00	S	11.25
7/15/21	300.00	B	11.09
7/29/21	-100.00	S	10.52
6/25/21	-92.00	S	11.23
8/9/21	5.00	B	11.18
7/8/21	374.00	B	11.15
6/22/21	-7.00	S	11.13
7/7/21	6.00	B	11.28
6/24/21	-100.00	S	11.11
7/22/21	100.00	B	11.10
8/9/21	100.00	B	11.17
6/24/21	-100.00	S	11.12
7/15/21	200.00	B	11.09
8/6/21	-2.00	S	11.19
7/6/21	100.00	B	11.30
6/22/21	-4.00	S	11.12
7/27/21	-100.00	S	10.52
7/6/21	30.00	B	11.31
7/8/21	200.00	B	11.11
7/14/21	98.00	B	11.07
8/13/21	100.00	B	11.22
7/28/21	-100.00	S	10.52
8/9/21	5.00	B	11.18
6/22/21	-100.00	S	11.11
7/21/21	25.00	B	11.17
6/23/21	-19.00	S	11.12
6/25/21	4.00	B	11.20
6/22/21	-300.00	S	11.10
6/23/21	-1.00	S	11.12
8/6/21	-2432.00	S	11.18
7/19/21	-3704.00	S	11.07
8/13/21	208.00	B	11.23
6/16/21	-47.00	S	11.23
7/26/21	-18.00	S	10.94
7/28/21	-100.00	S	10.51
7/23/21	-400.00	S	11.10
7/27/21	-300.00	S	10.76
6/25/21	-100.00	S	11.23
7/26/21	-11.00	S	10.86
7/26/21	-311.00	S	10.88
7/28/21	-5.00	S	10.53
6/24/21	3.00	B	11.11
8/12/21	2.00	B	11.22
7/7/21	200.00	B	11.20
6/24/21	-6348.00	S	11.11
7/28/21	-5.00	S	10.53
8/6/21	100.00	B	11.19
7/26/21	-9.00	S	10.96
7/22/21	100.00	B	11.08
7/27/21	-1.00	S	10.07
7/27/21	-30.00	S	10.78
7/7/21	52.00	B	11.21
7/13/21	-500.00	S	11.12
7/22/21	4.00	B	11.09
7/6/21	100.00	B	11.29
7/14/21	3.00	B	11.06
7/13/21	-100.00	S	11.10
7/19/21	24.00	B	11.08
7/19/21	200.00	B	11.05
6/24/21	-100.00	S	11.11
8/6/21	100.00	B	11.18
8/6/21	2.00	B	11.19
7/29/21	-100.00	S	10.47
7/21/21	100.00	B	11.09
7/19/21	70.00	B	11.10
8/6/21	1.00	B	11.18
6/14/21	2.00	B	11.33
7/27/21	-800.00	S	10.19
8/6/21	300.00	B	11.17
8/4/21	-100.00	S	11.18
7/28/21	-100.00	S	10.52
6/23/21	1918.00	B	11.11
7/19/21	100.00	B	11.10
7/26/21	-5.00	S	10.94
6/15/21	-400.00	S	11.31
8/11/21	100.00	B	11.22
6/24/21	-6207.00	S	11.11
7/29/21	-5.00	S	10.41
6/24/21	-100.00	S	11.11
8/13/21	100.00	B	11.22
7/26/21	-100.00	S	10.96
8/5/21	20.00	B	11.15
6/30/21	-100.00	S	11.18
6/18/21	-50.00	S	11.14
7/7/21	-10678.00	S	11.23
6/22/21	-100.00	S	11.13
6/17/21	-139.00	S	11.21
7/16/21	200.00	B	11.10
8/9/21	100.00	B	11.18
8/2/21	-9.00	S	10.80
6/30/21	100.00	B	11.26
6/16/21	100.00	B	11.27
7/22/21	100.00	B	11.08
7/26/21	500.00	B	11.03
7/13/21	-1.00	S	11.06
7/7/21	100.00	B	11.21
8/4/21	-100.00	S	11.10
8/13/21	300.00	B	11.22
8/13/21	100.00	B	11.22
8/5/21	1300.00	B	11.15
7/29/21	-255.00	S	10.44
6/21/21	-700.00	S	11.11
8/12/21	-700.00	S	11.22
6/25/21	-5.00	S	11.24
7/26/21	458.00	B	10.89
7/7/21	-10439.00	S	11.23
7/21/21	300.00	B	11.14
8/13/21	200.00	B	11.22
8/4/21	-1355.00	S	11.14
7/22/21	100.00	B	11.08
6/21/21	-600.00	S	11.11
7/19/21	-7.00	S	11.09
7/19/21	100.00	B	11.04
8/11/21	38.00	B	11.21
7/22/21	100.00	B	11.08
7/8/21	700.00	B	11.18
6/22/21	-15.00	S	11.12
6/24/21	6348.00	B	11.11
8/13/21	8.00	B	11.22
8/9/21	100.00	B	11.19
7/7/21	64.00	B	11.28
7/2/21	-54.00	S	11.29
7/26/21	-200.00	S	10.94
7/6/21	100.00	B	11.26
7/14/21	200.00	B	11.08
7/6/21	100.00	B	11.32
7/29/21	-5.00	S	10.47
8/10/21	4220.00	B	11.22
7/19/21	96.00	B	11.08
7/13/21	-600.00	S	11.09
8/13/21	3255.00	B	11.22
7/27/21	-800.00	S	10.21
6/25/21	-100.00	S	11.21
8/13/21	300.00	B	11.22
6/22/21	-100.00	S	11.13
7/27/21	-7903.00	S	10.35
8/10/21	400.00	B	11.22
7/22/21	100.00	B	11.09
6/25/21	-11.00	S	11.24
6/18/21	-700.00	S	11.13
7/8/21	101.00	B	11.07
7/26/21	-100.00	S	10.96
7/20/21	9.00	B	11.09
8/4/21	-1700.00	S	11.07
7/13/21	-1500.00	S	11.10
7/29/21	-3.00	S	10.40
7/28/21	-469.00	S	10.51
7/22/21	300.00	B	11.16
7/26/21	-11.00	S	10.96
7/6/21	400.00	B	11.26
6/21/21	-10.00	S	11.10
7/1/21	-2.00	S	11.26
7/8/21	100.00	B	11.12
6/23/21	-1.00	S	11.12
7/22/21	-4494.00	S	11.11
8/13/21	100.00	B	11.22
6/25/21	-200.00	S	11.23
8/9/21	100.00	B	11.18
8/11/21	43.00	B	11.21
7/26/21	-200.00	S	10.94
7/27/21	-100.00	S	10.10
7/19/21	43.00	B	11.08
7/8/21	19.00	B	11.07
7/29/21	-100.00	S	10.57
7/13/21	100.00	B	11.12
8/6/21	2432.00	B	11.18
7/22/21	100.00	B	11.10
6/14/21	-501.00	S	11.34
6/24/21	-6.00	S	11.11
7/26/21	-500.00	S	11.03
7/19/21	100.00	B	11.08
7/8/21	26.00	B	11.13
7/7/21	189.00	B	11.24
7/27/21	-93.00	S	10.63
6/30/21	-4.00	S	11.17
7/13/21	-200.00	S	11.09
7/27/21	-10.00	S	10.78
6/17/21	21.00	B	11.20
7/27/21	-10.00	S	10.78
7/16/21	100.00	B	11.12
6/22/21	-85.00	S	11.12
7/14/21	1098.00	B	11.07
6/14/21	-14.00	S	11.35
8/11/21	-2.00	S	11.24
6/24/21	-100.00	S	11.11
7/26/21	-13.00	S	10.86
7/7/21	100.00	B	11.26
7/27/21	-230.00	S	10.77
8/4/21	-100.00	S	11.12
8/9/21	5.00	B	11.18
7/19/21	-2.00	S	11.04
7/27/21	-100.00	S	10.73
8/6/21	500.00	B	11.17
7/15/21	100.00	B	11.16
8/13/21	100.00	B	11.22
7/13/21	-100.00	S	11.10
6/25/21	-100.00	S	11.23
8/5/21	-2905.00	S	11.15
7/26/21	-100.00	S	10.97
7/7/21	600.00	B	11.21
7/7/21	200.00	B	11.19
7/22/21	400.00	B	11.15
7/27/21	-604.00	S	10.64
7/16/21	-2.00	S	11.10
7/15/21	-1.00	S	11.15
6/18/21	5300.00	B	11.14
7/9/21	5.00	B	11.14
8/10/21	300.00	B	11.23
7/21/21	1474.00	B	11.15
7/21/21	49.00	B	11.18
8/13/21	1.00	B	11.23
8/4/21	-20.00	S	11.08
6/22/21	-12.00	S	11.12
7/9/21	2.00	B	11.14
7/22/21	13.00	B	11.09
8/11/21	100.00	B	11.22
7/26/21	-500.00	S	11.03
8/9/21	200.00	B	11.19
6/24/21	-100.00	S	11.11
7/22/21	100.00	B	11.08
7/14/21	2.00	B	11.07
6/22/21	6.00	B	11.12
7/15/21	-1058.00	S	11.13
7/19/21	100.00	B	11.02
7/28/21	27.00	B	10.52
6/24/21	-5.00	S	11.12
6/18/21	3.00	B	11.12
8/13/21	300.00	B	11.22
7/26/21	-5.00	S	10.88
8/4/21	3.00	B	11.19
7/26/21	-12.00	S	10.86
6/30/21	-117.00	S	11.17
6/14/21	2.00	B	11.34
7/22/21	4494.00	B	11.11
7/14/21	82.00	B	11.07
7/22/21	200.00	B	11.14
7/26/21	-200.00	S	10.87
7/27/21	12.00	B	10.10
7/26/21	-9.00	S	10.96
6/17/21	100.00	B	11.20
7/22/21	100.00	B	11.13
6/17/21	100.00	B	11.19
7/23/21	28.00	B	11.11
7/26/21	-100.00	S	10.87
7/23/21	7.00	B	11.11
6/24/21	-100.00	S	11.11
7/16/21	100.00	B	11.10
6/24/21	-100.00	S	11.11
6/22/21	-100.00	S	11.12
7/26/21	-100.00	S	10.89
6/15/21	244.00	B	11.30
7/26/21	-100.00	S	10.89
8/11/21	200.00	B	11.22
7/29/21	1550.00	B	10.49
8/9/21	100.00	B	11.19
7/27/21	7903.00	B	10.35
7/19/21	3704.00	B	11.07
7/30/21	-4.00	S	10.45
7/8/21	80.00	B	11.07
7/2/21	-65.00	S	11.28
6/22/21	-100.00	S	11.12
6/25/21	16400.00	B	11.20
6/22/21	-8.00	S	11.13
7/20/21	-4102.00	S	11.09
7/26/21	-100.00	S	10.89
6/25/21	-100.00	S	11.25
7/26/21	-867.00	S	10.90
8/13/21	100.00	B	11.22
8/9/21	5.00	B	11.18
6/18/21	-50.00	S	11.12
8/6/21	300.00	B	11.19
8/9/21	200.00	B	11.19
6/25/21	-353.00	S	11.20
7/12/21	-2.00	S	11.16
6/14/21	-1.00	S	11.32
7/13/21	-200.00	S	11.11
7/27/21	-2.00	S	10.46
7/28/21	1361.00	B	10.52
6/15/21	-1130.00	S	11.29
6/22/21	-100.00	S	11.12
6/17/21	939.00	B	11.19
6/25/21	1985.00	B	11.22
6/25/21	-100.00	S	11.19
6/30/21	600.00	B	11.17
7/28/21	469.00	B	10.51
7/15/21	300.00	B	11.17
8/6/21	200.00	B	11.18
7/29/21	-100.00	S	10.50
7/13/21	-100.00	S	11.09
6/22/21	-8.00	S	11.13
6/14/21	-2.00	S	11.33
6/22/21	-5.00	S	11.13
7/19/21	100.00	B	11.10
8/9/21	300.00	B	11.18
6/18/21	-400.00	S	11.13
7/19/21	26.00	B	11.08
6/22/21	-100.00	S	11.12
7/13/21	-12.00	S	11.09
7/6/21	100.00	B	11.31
6/22/21	-7.00	S	11.11
7/27/21	-27.00	S	10.09
6/18/21	-100.00	S	11.14
7/13/21	-88.00	S	11.09
7/27/21	-2.00	S	10.41
7/28/21	-200.00	S	10.52
7/19/21	34.00	B	11.08
7/13/21	-900.00	S	11.05
6/25/21	-4.00	S	11.20
7/27/21	-1.00	S	10.46
6/22/21	-100.00	S	11.12
8/11/21	900.00	B	11.22
8/9/21	5.00	B	11.18
6/25/21	-115.00	S	11.24
7/29/21	-100.00	S	10.56
6/30/21	-100.00	S	11.26
7/16/21	3.00	B	11.10
7/20/21	100.00	B	11.08
7/13/21	900.00	B	11.05
7/13/21	-100.00	S	11.14
7/15/21	1.00	B	11.15
6/22/21	-500.00	S	11.13
6/23/21	-1.00	S	11.12
8/6/21	100.00	B	11.18
8/11/21	1200.00	B	11.22
7/27/21	-3.00	S	10.72
7/27/21	-2.00	S	10.41
7/27/21	-62.00	S	10.78
7/15/21	-116.00	S	11.15
6/16/21	1.00	B	11.26
6/17/21	8.00	B	11.18
6/24/21	-100.00	S	11.11
7/29/21	255.00	B	10.44
6/21/21	-45.00	S	11.11
7/2/21	-5550.00	S	11.29
7/15/21	100.00	B	11.16
8/11/21	1.00	B	11.22
7/26/21	-1.00	S	10.87
6/17/21	3.00	B	11.19
6/25/21	-100.00	S	11.25
7/26/21	-8106.00	S	10.93
6/24/21	-100.00	S	11.11
7/26/21	-1.00	S	10.86
6/17/21	-600.00	S	11.20
7/16/21	2775.00	B	11.12
6/14/21	1.00	B	11.34
7/6/21	300.00	B	11.29
6/18/21	-2031.00	S	11.14
7/8/21	-3998.00	S	11.14
7/6/21	100.00	B	11.30
7/27/21	-100.00	S	10.52
8/13/21	39.00	B	11.22
7/29/21	-100.00	S	10.49
6/21/21	-500.00	S	11.12
7/19/21	109.00	B	11.08
8/4/21	-100.00	S	11.10
8/4/21	-100.00	S	11.13
7/21/21	-1474.00	S	11.15
6/18/21	-48.00	S	11.12
8/10/21	820.00	B	11.22
7/22/21	100.00	B	11.08
7/27/21	-98.00	S	10.55
8/4/21	920.00	B	11.07
7/6/21	200.00	B	11.29
6/22/21	-100.00	S	11.12
8/2/21	-182.00	S	10.80
7/6/21	300.00	B	11.31
6/25/21	-100.00	S	11.21
8/11/21	100.00	B	11.22
7/22/21	100.00	B	11.15
7/13/21	-100.00	S	11.16
6/15/21	4.00	B	11.30
8/11/21	197.00	B	11.24
7/27/21	-98.00	S	10.49
6/22/21	-600.00	S	11.11
7/19/21	100.00	B	11.06
6/16/21	-1.00	S	11.26
7/27/21	-96.00	S	10.41
7/6/21	15.00	B	11.29
8/11/21	7.00	B	11.21
6/17/21	1.00	B	11.19
6/22/21	-45.00	S	11.11
7/12/21	-37.00	S	11.10
7/19/21	300.00	B	11.09
7/6/21	100.00	B	11.30
6/25/21	-100.00	S	11.23
6/25/21	-10877.00	S	11.19
7/26/21	-10.00	S	11.01
7/26/21	-100.00	S	10.87
7/19/21	7.00	B	11.09
8/9/21	300.00	B	11.20
7/19/21	100.00	B	11.13
6/15/21	-4.00	S	11.30
8/11/21	100.00	B	11.22
7/27/21	-2.00	S	10.49
7/28/21	-5.00	S	10.53
6/17/21	1.00	B	11.18
8/4/21	-100.00	S	11.08
6/22/21	-100.00	S	11.11
8/5/21	-7.00	S	11.17
7/7/21	500.00	B	11.22
7/27/21	-1.00	S	10.31
6/18/21	-3.00	S	11.12
7/29/21	-100.00	S	10.57
6/22/21	-400.00	S	11.10
7/13/21	-100.00	S	11.07
7/12/21	7554.00	B	11.10
6/22/21	-100.00	S	11.10
7/13/21	-100.00	S	11.08
6/18/21	5300.00	B	11.14
7/22/21	100.00	B	11.08
6/21/21	4846.00	B	11.11
7/7/21	-4163.00	S	11.22
6/24/21	-100.00	S	11.11
8/13/21	100.00	B	11.22
8/6/21	6.00	B	11.19
8/4/21	6.00	B	11.07
7/21/21	3.00	B	11.10
8/3/21	9.00	B	10.88
8/4/21	-1200.00	S	11.15
7/16/21	2.00	B	11.10
7/14/21	-1098.00	S	11.07
7/6/21	400.00	B	11.31
8/9/21	100.00	B	11.18
8/9/21	300.00	B	11.19
7/16/21	66.00	B	11.15
7/16/21	1.00	B	11.13
8/11/21	100.00	B	11.22
7/26/21	-600.00	S	11.02
6/22/21	5013.00	B	11.12
8/11/21	63.00	B	11.21
8/6/21	200.00	B	11.18
7/7/21	200.00	B	11.21
7/23/21	734.00	B	11.09
8/4/21	1355.00	B	11.14
7/15/21	-1.00	S	11.15
7/26/21	-16.00	S	10.96
7/6/21	200.00	B	11.31
7/12/21	-2.00	S	11.05
7/7/21	200.00	B	11.20
7/13/21	6.00	B	11.09
7/27/21	-97.00	S	10.46
8/9/21	100.00	B	11.18
7/16/21	300.00	B	11.11
7/28/21	-100.00	S	10.50
7/26/21	-105.00	S	10.96
7/8/21	-2.00	S	11.14
7/28/21	-5.00	S	10.53
8/4/21	-6.00	S	11.07
8/6/21	191.00	B	11.19
6/18/21	-67.00	S	11.14
7/6/21	300.00	B	11.26
6/16/21	47.00	B	11.23
8/10/21	-4220.00	S	11.22
6/24/21	-16.00	S	11.12
7/2/21	2.00	B	11.28
8/11/21	200.00	B	11.22
7/6/21	76.00	B	11.31
7/16/21	-2775.00	S	11.12
7/19/21	300.00	B	11.05
6/25/21	-1985.00	S	11.22
8/9/21	5.00	B	11.18
8/10/21	310.00	B	11.22
7/19/21	300.00	B	11.05
7/12/21	-29.00	S	11.10
7/29/21	-13.00	S	10.44
8/6/21	100.00	B	11.19
7/26/21	-2.00	S	10.86
8/2/21	9.00	B	10.80
7/13/21	-100.00	S	11.10
6/25/21	-95.00	S	11.21
6/25/21	-85.00	S	11.24
6/18/21	-5300.00	S	11.14
7/13/21	-100.00	S	11.10
6/24/21	-100.00	S	11.10
8/2/21	-125.00	S	10.80
6/22/21	-100.00	S	11.13
6/28/21	-1.00	S	11.19
7/7/21	12.00	B	11.28
8/11/21	100.00	B	11.22
7/27/21	-702.00	S	10.14
6/17/21	-939.00	S	11.19
6/17/21	3.00	B	11.19
7/7/21	382.00	B	11.28
8/12/21	100.00	B	11.22
7/16/21	-3.00	S	11.10
6/23/21	-1493.00	S	11.11
7/8/21	181.00	B	11.15
6/22/21	-200.00	S	11.13
8/5/21	100.00	B	11.16
7/22/21	100.00	B	11.08
7/22/21	-673.00	S	11.16
8/9/21	100.00	B	11.20
7/29/21	13.00	B	10.44
8/12/21	700.00	B	11.22
7/9/21	-19.00	S	11.14
7/16/21	74.00	B	11.11
7/13/21	-200.00	S	11.05
8/12/21	200.00	B	11.21
7/15/21	1058.00	B	11.13
7/26/21	-2.00	S	10.86
7/28/21	-5.00	S	10.53
7/13/21	-100.00	S	11.14
7/27/21	-10.00	S	10.78
6/25/21	-200.00	S	11.19
6/25/21	-5.00	S	11.20
6/14/21	-1.00	S	11.34
7/19/21	300.00	B	11.10
6/17/21	25.00	B	11.19
7/7/21	76.00	B	11.28
6/28/21	169.00	B	11.20
8/4/21	-55200.00	S	11.19
7/26/21	-800.00	S	10.94
8/13/21	8.00	B	11.22
6/22/21	-100.00	S	11.12
7/29/21	-100.00	S	10.53
7/7/21	-4.00	S	11.24
8/10/21	600.00	B	11.22
7/15/21	58.00	B	11.16
7/22/21	100.00	B	11.10
6/25/21	-16.00	S	11.24
7/26/21	-145.00	S	10.86
7/27/21	-134.00	S	10.10
7/28/21	-5.00	S	10.52
7/27/21	-38.00	S	10.78
8/4/21	-44.00	S	11.06
7/27/21	-600.00	S	10.10
8/5/21	2905.00	B	11.15
8/4/21	-91.00	S	11.06
8/4/21	-100.00	S	11.18
8/11/21	2067.00	B	11.22
6/14/21	-2.00	S	11.34
7/6/21	50.00	B	11.31
6/17/21	100.00	B	11.14
7/22/21	5.00	B	11.09
7/7/21	100.00	B	11.29
7/29/21	-100.00	S	10.47
6/23/21	-1.00	S	11.12
7/15/21	1.00	B	11.15
6/22/21	-100.00	S	11.12
7/26/21	-100.00	S	10.87
7/26/21	-700.00	S	10.96
7/13/21	-300.00	S	11.05
7/22/21	100.00	B	11.08
7/13/21	9535.00	B	11.09
8/9/21	5.00	B	11.18
6/14/21	2.00	B	11.34
6/30/21	117.00	B	11.17
7/16/21	100.00	B	11.17
8/11/21	-9807.00	S	11.22
8/4/21	-100.00	S	11.22
6/21/21	4846.00	B	11.11
7/2/21	-72.00	S	11.29
8/4/21	-100.00	S	11.13
7/27/21	-100.00	S	10.49
7/28/21	-469.00	S	10.51
7/19/21	300.00	B	11.09
7/22/21	8.00	B	11.09
6/24/21	-5.00	S	11.12
7/12/21	-7554.00	S	11.10
7/26/21	-23.00	S	10.96
7/9/21	-2.00	S	11.14
7/14/21	200.00	B	11.07
7/22/21	-6.00	S	11.14
7/27/21	-19.00	S	10.09
7/22/21	100.00	B	11.09
7/22/21	67.00	B	11.13
6/25/21	-100.00	S	11.24
7/22/21	300.00	B	11.17
7/7/21	-137.00	S	11.23
6/17/21	100.00	B	11.19
7/27/21	-96.00	S	10.30
7/22/21	100.00	B	11.08
6/23/21	-1.00	S	11.12
6/22/21	-15.00	S	11.12
8/9/21	100.00	B	11.19
6/25/21	-100.00	S	11.24
7/27/21	-1.00	S	10.31
7/27/21	-100.00	S	10.06
7/26/21	-100.00	S	10.92
7/13/21	-9535.00	S	11.09
7/8/21	200.00	B	11.18
6/25/21	-100.00	S	11.22
8/4/21	-100.00	S	11.19
8/12/21	200.00	B	11.24
8/12/21	200.00	B	11.22
7/8/21	17.00	B	11.17
7/7/21	10678.00	B	11.23
7/22/21	100.00	B	11.08
7/15/21	200.00	B	11.15
6/22/21	-100.00	S	11.12
7/6/21	100.00	B	11.27
7/29/21	-5.00	S	10.42
7/26/21	-300.00	S	10.98
7/26/21	-300.00	S	10.91
7/27/21	-12.00	S	10.10
7/26/21	-300.00	S	10.87
8/11/21	-197.00	S	11.24
8/6/21	300.00	B	11.17
7/22/21	100.00	B	11.08
6/24/21	-100.00	S	11.11
7/6/21	4141.00	B	11.29
7/23/21	-28.00	S	11.11
7/6/21	100.00	B	11.30
6/25/21	-1400.00	S	11.23
6/17/21	1.00	B	11.18
6/18/21	-27.00	S	11.13
7/7/21	100.00	B	11.21
7/22/21	11.00	B	11.09
7/20/21	-9.00	S	11.09
7/19/21	100.00	B	11.10
7/2/21	-5676.00	S	11.29
7/2/21	65.00	B	11.28
7/7/21	200.00	B	11.21
7/29/21	-100.00	S	10.42
7/27/21	134.00	B	10.10
7/13/21	-100.00	S	11.07
7/6/21	100.00	B	11.28
8/10/21	700.00	B	11.22
7/21/21	300.00	B	11.13
7/29/21	-100.00	S	10.55
7/8/21	500.00	B	11.17
6/22/21	-71.00	S	11.12
6/14/21	-2.00	S	11.34
8/6/21	7.00	B	11.19
7/2/21	5676.00	B	11.29
8/9/21	600.00	B	11.18
6/22/21	-12.00	S	11.12
8/4/21	56400.00	B	11.19
6/18/21	-5183.00	S	11.14
8/9/21	100.00	B	11.20
6/22/21	-288.00	S	11.12
8/13/21	300.00	B	11.22
6/21/21	1800.00	B	11.11
6/17/21	100.00	B	11.20
6/24/21	-81.00	S	11.11
7/26/21	28.00	B	11.01
7/23/21	-420.00	S	11.11
7/29/21	-61.00	S	10.38
6/24/21	-100.00	S	11.11
7/16/21	634.00	B	11.15
8/5/21	1280.00	B	11.15
7/2/21	-2.00	S	11.28
6/17/21	25.00	B	11.19
8/9/21	300.00	B	11.18
8/4/21	780.00	B	11.07
7/28/21	-100.00	S	10.54
6/25/21	-100.00	S	11.23
7/6/21	100.00	B	11.30
7/6/21	100.00	B	11.28
8/13/21	100.00	B	11.22
7/9/21	926.00	B	11.12
7/7/21	18.00	B	11.28
7/26/21	-100.00	S	10.94
8/2/21	307.00	B	10.80
7/8/21	200.00	B	11.17
8/6/21	100.00	B	11.18
7/14/21	100.00	B	11.08
6/15/21	-317.00	S	11.35
6/21/21	-4846.00	S	11.11
6/22/21	-300.00	S	11.12
7/13/21	-500.00	S	11.10
8/10/21	500.00	B	11.23
6/25/21	-100.00	S	11.25
7/13/21	-100.00	S	11.04
7/26/21	-100.00	S	10.92
7/26/21	-100.00	S	10.92
8/9/21	164.00	B	11.18
7/14/21	-100.00	S	11.07
7/26/21	500.00	B	11.03
6/25/21	10877.00	B	11.19
6/23/21	-100.00	S	11.13
7/13/21	900.00	B	11.05
8/9/21	100.00	B	11.19
7/8/21	3998.00	B	11.14
6/25/21	-100.00	S	11.25
8/11/21	300.00	B	11.21
7/13/21	-100.00	S	11.10
8/6/21	100.00	B	11.19
6/17/21	-3.00	S	11.19
7/13/21	-100.00	S	11.13
7/28/21	469.00	B	10.51
6/25/21	-100.00	S	11.23
7/19/21	300.00	B	11.05
7/28/21	-100.00	S	10.51
7/29/21	-100.00	S	10.43
8/11/21	27.00	B	11.22
7/7/21	48.00	B	11.22
7/22/21	6.00	B	11.14
7/8/21	100.00	B	11.17
7/6/21	200.00	B	11.31
7/22/21	5.00	B	11.09
7/26/21	-19.00	S	10.94
6/22/21	-81.00	S	11.12
6/22/21	-100.00	S	11.12
7/26/21	-86.00	S	10.92
7/26/21	-100.00	S	10.87
6/25/21	-200.00	S	11.22
7/13/21	-200.00	S	11.11
7/8/21	400.00	B	11.14
6/21/21	-4740.00	S	11.11
7/14/21	300.00	B	11.07
7/28/21	200.00	B	10.52
7/29/21	-1550.00	S	10.49
6/21/21	10.00	B	11.10
6/17/21	100.00	B	11.21
7/8/21	1000.00	B	11.11
7/26/21	-13.00	S	10.86
6/22/21	-100.00	S	11.12
6/15/21	317.00	B	11.35
7/19/21	100.00	B	11.02
7/26/21	-10.00	S	10.89
8/13/21	200.00	B	11.22
8/9/21	100.00	B	11.18
7/13/21	-6.00	S	11.09
7/28/21	-1361.00	S	10.52
7/13/21	-400.00	S	11.09
7/26/21	-400.00	S	11.02
7/29/21	-100.00	S	10.47
7/13/21	-92.00	S	11.06
8/9/21	100.00	B	11.18
8/4/21	-100.00	S	11.21

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Ordinary Shares of New Frontier Health Corporation, and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D.

Dated: August 16, 2021

The Goldman Sachs Group, Inc.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

Goldman Sachs & Co. LLC

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSCP VIII ESC Advisors, L.L.C.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSCP VIII Emp Onshore Investments, L.P.
By: WSCP VIII ESC Advisors, L.L.C., its General Partner

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSCP VIII Emp Offshore Investments, L.P.
By: WSCP VIII ESC Advisors, L.L.C., its General Partner

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Capital Partners VIII Advisors, L.L.C.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Capital Partners VIII, L.P.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Capital Partners VIII - Parallel, L.P.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Capital Partners VIII Advisors, S.à r.l.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSCP VIII Offshore Investments, SLP
By: West Street Capital Partners VIII Advisors, S.à r.l., its General Partner

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

Goldman Sachs Asia Strategic II Pte. Ltd.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Private Markets 2021 Advisors, L.L.C.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Private Markets 2021, L.P.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact